UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☒Form 10-K   ☐Form 20-F   ☐Form 11-K  ☐Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended:    December 31, 2019

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Natural Gas Services Group, Inc.
 Full Name of Registrant

Not Applicable
Former Name if Applicable

404 Veterans Airpark Ln., Suite 300
Address of Principal Executive Office (Street and Number)

Midland, Texas 79705
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Natural Gas Services Group, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2019 within the prescribed time period without unreasonable effort and expense. The Company expects to file its Annual Report on Form 10-K on or before the fifteenth calendar day extension provided under Rule 12b-25.

The Company determined that a number of compressor “make-ready” jobs, as well as various other compressor maintenance jobs, were not recorded properly. As a result, the Company will record additional operating costs and expenses of approximately $1.14 million and $1.1 million for the year ended December 31, 2018 and the nine months ended September 30, 2019, respectively. None of these costs and expenses impact the Company’s liquidity position.

In consultation with the Company’s audit committee and independent auditors, the Company requires the additional time to make revisions to its prior period financial statements and prepare disclosures pertaining to these revisions which will be presented in its Annual Report filed on Form 10-K for the period ended December 31, 2019. The Company believes that the revisions do not warrant a restatement of the previously filed financial statements for the fiscal year ended December 31, 2018 or the interim periods previously reported for the fiscal year ended December 31. 2019.

This Form 12b-25 may contain certain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) and information relating to the Company that is based on the beliefs of the management of the Company. The Company’s expectations regarding the timing of the filing of the Annual Report, the revisions and other matters set forth above are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Because the matters described above have not been finalized, the actual results and final revisions may materially differ from those contemplated by the statements contained in this Form 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James Lawrence	432	262-2700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Natural Gas Services Group, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 13, 2020	By:	/s/ Stephen C. Taylor
President and Chief Executive Officer
(Principal Executive Officer)